UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

9F Inc.
(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share
(Title of Class of Securities)

65442R109**
(CUSIP Number)

July 29, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP number 65442R109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “JFU.” Each ADS represents one Class A ordinary share of the Issuer.

SCHEDULE 13G

CUSIP No.	65442R109

1	Names of Reporting Persons Rich Way Global Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,263,301 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,263,301 Class A ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,263,301 Class A ordinary shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

9.68% (1) of the Class A ordinary shares, or 6.97% (2) of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.

12	Type of Reporting Person (See Instructions) CO

(1) The percentage is determined based on 142,405,381 Class A ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons.

(2) The percentage is determined based on 203,567,781 ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons, being the sum of 142,405,381 Class A ordinary shares and 61,162,400 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

SCHEDULE 13G

CUSIP No.	65442R109

1	Names of Reporting Persons Rongsong Teng
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,263,301 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,263,301 Class A ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,263,301 Class A ordinary shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

9.68% (1) of the Class A ordinary shares, or 6.97% (2) of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.

12	Type of Reporting Person (See Instructions) IN

(1) The percentage is determined based on 142,405,381 Class A ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons.

(2) The percentage is determined based on 203,567,781 ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons, being the sum of 142,405,381 Class A ordinary shares and 61,162,400 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1.

(a)	Name of Issuer:

9F Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing,

People’s Republic of China, 100102

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are:

(1)	Rich Way Global Limited

(2)	Rongsong Teng

Rongsong Teng is the sole director and sole shareholder of Rich Way Global Limited.

(b)	Address of Principal Business Office or, if None, Residence:

(1)	The address of principal business office of Rich Way Global Limited is: 4503, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong.

(2)	The business address of Rongsong Teng is: c/o Rich Way Global Limited, 4503, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong.

(c)	Citizenship:

(1)	Rich Way Global Limited is a British Virgin Islands company.

(2)	Rongsong Teng is a citizen of the People’s Republic of China.

(d)	Title and Class of Securities:

Class A ordinary shares, par value $0.00001 per share (“Class A ordinary shares”).

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 65442R109 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Rich Way Global Limited beneficially owns 15,263,301 Class A ordinary shares directly held by it.

Rongsong Teng may be deemed to beneficially own 15,263,301 Class A ordinary shares held by Rich Way Global Limited.

(b)	Percent of Class:

(i)	Rich Way Global Limited beneficially owns 9.68%(1) of issued and outstanding Class A ordinary shares of the Issuer.

Rongsong Teng may be deemed to beneficially own 9.68%(1) of issued and outstanding Class A ordinary shares of the Issuer.

(1) The percentage is determined based on 142,405,381 Class A ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons .

(ii)	Rich Way Global Limited beneficially owns 6.97%(2) of the total issued and outstanding ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.

Rongsong Teng may be deemed to beneficially own 6.97%(2) of the total issued and outstanding ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.

(2) The percentage is determined based on 203,567,781 ordinary shares outstanding as of July 29, 2021 immediately before acquisition of the Class A ordinary shares reported in this Schedule 13G by the Reporting Persons, being the sum of 142,405,381 Class A Ordinary Shares and 61,162,400 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Rich Way Global Limited: 15,263,301 Class A ordinary shares

Rongsong Teng may be deemed to have sole power to vote or direct the vote of 15,263,301 Class A ordinary shares held by Rich Way Global Limited

(ii)	Shared power to vote or to direct the vote:

Rich Way Global Limited: 0

Rongsong Teng: 0

(iii)	Sole power to dispose or to direct the disposition of:

Rich Way Global Limited: 15,263,301 Class A ordinary shares

Rongsong Teng may be deemed to have sole power to dispose or direct the disposition of 15,263,301 Class A ordinary shares held by Rich Way Global Limited

(iv)	Shared power to dispose or to direct the disposition of:

Rich Way Global Limited: 0

Rongsong Teng: 0

The filing of this report shall not be construed as an admission that Rich Way Global Limited or Rongsong Teng is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes and the following certification:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement dated August 5, 2021

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

Rich Way Global Limited

/s/ Rongsong Teng
Name: Rongsong Teng
Title: Director

/s/ Rongsong Teng
Rongsong Teng